11/82

05013435

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tele Atlas N.V.

*CURRENT ADDRESS Reitscheweg 7F
NL-5232 BX 's Hertogenbosch
The Netherlands

**FORMER NAME

PROCESSED

**NEW ADDRESS

DEC 2 1 2005

THOMSON
FINANCIAL

FILE NO. 82- 34940 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: Cora

DAT : 11/29/05


Tele Atlas

Annual Report 2004

Contents

Profile	**1**
Key figures	**2**
Information for Shareholders	**3**
Report of the Supervisory Board	**4**
Statement from the Management Board	**5**
Corporate Governance	**7**
Remuneration Report	**11**
Risk Profile	**15**
Supervisory Board and Management Board	**16**
Report of the Management Board	**18**
Financial performance	18
Business developments	19
Annual Accounts	**23**
Tele Atlas N.V. consolidated financial statements 2004	23
Other Information	**49**
Independent auditors' report	49
Appropriation of results	49

Profile

Tele Atlas is a global leader in the development, production and sale of geographic databases. The company has comprehensive, uniform digital geographic databases covering Europe (437 million inhabitants in 21 countries) and North America (313 million inhabitants in the United States and Canada) and works with partners to produce maps in other countries. The resulting digital maps address the growing need for high-precision and up-to-date geographic data across a variety of market segments and applications.

Tele Atlas' databases are used for In-Car-Navigation, Personal Navigation applications, and Geospatial and Geographic Information Systems in enterprise and public sector markets (utility and facility management, land-use planning, fleet management and logistics, and environmental management analysis). The databases also form the core of many PC applications and Internet-based services.

In 2004 Tele Atlas realized revenues of €127.7 million. As of December 31, 2004 the Company had 1,952 employees, including 656 staff in India who perform a large portion of the maintenance and updating of the databases.

Tele Atlas enables hundreds of business partners worldwide to develop high quality applications and expand into new growth markets. Tele Atlas is experiencing growth in demand for its products due to the expanding penetration of In-Car Navigation Systems in the automotive industry, new applications in Personal Navigation for dedicated navigation devices and mobile phones and a continuous expansion in the range of applications that need digital maps.

Tele Atlas has offices in 21 countries and partners in several other countries such as Singapore, Australia and Hong Kong. The company is listed on the Prime Standard Index of the Frankfurt Stock Exchange (TA6).

Key Figures

(In millions of euros except for per share information and average number of employees)	2004*	2003	2002	2001	2000***
Sales revenues	127.7	86.5	78.3	70.9	60.2
Operating result before capitalization, depreciation and amortization (EBITDA)	(21.0)	(45.5)	(49.6)	(62.4)	(22.5)
Operating result (EBIT)	(2.1)	(85.7)**	(19.0)	(24.2)	(8.5)
Net result	(0.4)	(87.3)**	(18.6)	(18.9)	(6.1)
Average number of employees	1,904	1,865	1,819	1,700	1,215
Earnings per share	(0.01)	(2.31)	(0.49)	(0.50)	(0.19)

*) Results of GDT were included as of acquisition date (July 2004)

**) Including impairment charge of €62.0 million

***) Results of Etak were included as of acquisition date (May 2000)

Information for shareholders

Tele Atlas' investor relations policy is designed to inform shareholders as fully as possible of the Company's performance. This annual report is an expression of that policy. All relevant information, such as quarterly and annual figures, press releases and background information, is also available on the Company's website, www.teleatlas.com. For institutional investors, banks, brokers and their associates, Tele Atlas organizes regular road shows and other informative meetings. The Investor Relations Manager welcomes direct questions from investors and their advisers; call: +31 640 21 60 or e-mail: investor.relations@teleatlas.com

Investor Relations, contact persons and telephone numbers

Hardie Morgan (CFO):
tel. +31 73 640 21 60
Jasper Vredegoor (Investor Relations):
tel. +31 73 640 21 60

Spread of shareholdings

(on a fully diluted basis as of December 31, 2004)


TeleSoft 5%
IAM 20%
NEA 16%
Meritech 5%
Robert Bosch 15%
OAK 18%
Employee Stock Options 6%
Public 15%

Stock Exchange listing

Prime Standard Frankfurter Stock Exchange,
(cusip number: 927101).

Dividend policy and dividend proposal

Tele Atlas currently has no plans to distribute a dividend.

Statement on insider dealing

Tele Atlas has drawn up internal regulations governing the trade in Tele Atlas shares by members of staff. They are based on the model regulations issued by the Securities Board of The Netherlands.

Report of the Supervisory Board

Annual Report

We hereby present the annual accounts of Tele Atlas N.V. as prepared by the Management Board. The annual accounts have been audited by and discussed with Ernst & Young Accountants. Their unqualified report is included on page 49. We propose that you approve the annual accounts and the treatment of the result contained therein. In accordance with Article 16 of the Company's Articles of Association, approval will serve to endorse the Management Board's conduct of the Company's affairs and the supervision exercised by the members of the Supervisory Board.

Changes

Following the infusion of new equity into the company during the year, a number of changes were made in the composition of the Supervisory Board. Jos de Pont, Chairman of the Board, stepped down after 15 years service on the Supervisory Board. The Company owes him great respect and gratitude. Siegfried Dais, Kurt Lauk and Gerhard Steiger have also stepped down from the Supervisory Board. We would also like to thank them for their valuable contributions to the company.

The following people joined the Supervisory Board in 2004: Bandel Carano, who is a general partner in Oak Investment Partners; Charles Cotton, who is a Director at Library House; Peter Morris, who is a general partner of New Enterprise Associates; Holger von Hebel, who is CFO at Sigpack International AG, a division of Robert Bosch; and, George Schmitt, who is a Managing Director at TeleSoft Partners. More extensive profiles are available on page 16 of this report. At the same time, Wim Dik was appointed Chairman of the Supervisory Board.

The changes were approved by the Annual General Meeting of Shareholders of May 27, 2004 subject to closing of the financing transaction, which took place on July 6.

Supervision

Our Board held eight meetings in 2004, which were attended by the Management Board. Important topics in 2004 were: (i) the Company's strategy, its implementation and the associated risks; (ii) the investment in the company by a consortium of investors, led by Oak Investment Partners and New Enterprise Associates; (iii) the acquisition of Geographic Data Technology, Inc. ("GDT"); (iv) the commercial and technical development and the financial performance and position of the company; and, (v) corporate governance of the Company.

The Audit Committee met on four occasions during the year to perform its primary tasks of discussing the quarterly reports and annual accounts. Also, the Audit Committee discussed the audit engagement and the result of the audit with the auditors. The remuneration of the Management Board and the Company's stock option plan were discussed by the Remuneration Committee, which met on one occasion in 2004.

We wish to thank the Management Board and all members of staff for their hard work in the past year.

's-Hertogenbosch, The Netherlands,
March 1, 2005

Tele Atlas Supervisory Board
W. Dik, Chairman

Statement from the Management Board

The Year in Perspective

2004 was a pivotal year for Tele Atlas. During the year we acquired Geographic Data Technology Inc. (GDT), a digital map company focused on North America. We acquired GDT for two reasons: to boost our market position in the North American market, and to enable us to develop a North American digital map of unsurpassed quality through the combination of the Tele Atlas and GDT databases.

The GDT transaction greatly improved our position in the North American market. GDT's annual revenues of over $40 million, when added to the existing Tele Atlas North American business, give us a significant market share in this important market. GDT was the leading vendor in the geographic information systems (GIS) segment in North America, and brings Tele Atlas a loyal customer base and ongoing revenue stream. In addition, the North American business is projected to be cash flow positive upon the elimination of duplicate costs.

Combining the GDT and Tele Atlas North American databases is proceeding in line with expectations. The combination of the database and processes of GDT and Tele Atlas creates a digital map of North America of unsurpassed quality. Tele Atlas customers benefit from the best in world combination of decades of experience of the two companies and investment in data and process development. The analysis and combination of two of the largest digital database holdings ever created provides a high degree of confidence in the correctness of a particular feature.

Coincident with the GDT acquisition was the significant strengthening of our financial base. We raised €175 million ($210 million) to fund the $100 million purchase of GDT, the cost of integration, the retirement of €31 million of loans from Tele Atlas shareholders and bank debt, and to provide a firm base for future growth.

In North America, we reported our first successes in In-Car Navigation with Pioneer and DENSO. Pioneer launched the AVIC N-1, an in-car multi-media system with navigation, at the beginning of the year utilizing Tele Atlas maps. The agreement with DENSO resulted in Cadillac selecting Tele Atlas maps for all its STS models. In Europe, Tele Atlas was awarded the Mercedes Benz NTG2 platform by Harman/Becker. Pioneer also launched its Avic System with Tele Atlas data in Europe.

The Personal Navigation segment demonstrated strong growth, and our partners, including TomTom, ViaMichelin and Navman, have been leading this growth. These partnerships, as well as our relationships with important new partners such as Navigon and Medion, place Tele Atlas at the forefront of this important and growing segment.

Improved results

Our sales revenues for 2004 were €127.7 million, an increase of 48% over 2003. European revenues rose by 26% to €98.7 million. European revenues from the In-Car Navigation segment decreased by 4% to €56.2 million. In this segment, growth from the introduction of our products bundled with new navigation systems by the suppliers of the systems was offset by a decrease in the sales of aftermarket data products. Revenues in other segments in Europe increased by 113% to €42.5 million. This increase is primarily the result of the rapid growth in the Personal Navigation market.

North American revenues increased by 261% to €29.0 million. Approximately €15.7 million of this increase was the result of the completion of the GDT transaction. Overall, including the effects of the GDT transaction, North American In-Car Navigation revenue increased to €5.1 million, and other revenue (GIS, personal and consumer navigation) increased by 197% to €23.9 million.

Operating expenses, excluding depreciation and capitalization, increased by 13% to €148.6 million. European expenses increased by 11% to €83.5 million, while North American expenses increased by 14% to €65.2 million. The increase in European expenses was driven primarily by the increase in sales, while the increase in North American expenses resulted from the inclusion of six months of GDT operations. Our overall operating result before capitalization, depreciation and amortization (EBITDA) was a loss of €21.0 million, an improvement of €24.5 million over the €45.5 million loss last year. The operating result (EBIT) of the Tele Atlas Group also showed significant improvement, reducing a loss of €85.7 million in 2003 to a loss of €2.1 million in 2004.

Total Sales per quarter (in millions of euros)



40
35
30
25
20
15
10
5
Q1
Q2
Q3
Q4
North America 2004
Europe 2004
North America 2003
Europe 2003

The future: a platform for solid growth

Management believes that Tele Atlas is well positioned for growth. In Europe, we have contracts with all leading hardware manufacturers in both the In-Car Navigation and Personal Navigation markets. In North America we strengthened our overall position through the GDT acquisition.

The In-Car Navigation market will grow with the penetration of systems into new cars. This year, Tele Atlas products became available on the Harman/Becker platform and we expect to expand this relationship in the future. New innovative and aggressively priced systems such as the Pioneer AVIC N-1 and Blaupunkt TravelPilot E1 make navigation more attractive and affordable to a broader audience.

The Personal Navigation market is growing rapidly as the retail prices of hardware decline. Navigation applications have become more sophisticated, and the general awareness of the category has increased with consumers. The development of easy to use and easy to install systems continues to attract an increasingly broad audience. Our partners such as TomTom, ViaMichelin and Navman provide us with a leading position in this market that was strengthened by the addition of the Navigon account. We expect further unit shipment growth in this market in the coming year. While we expect some price erosion with the launch of innovative products from existing partners and the entrance of new parties to the market, overall we expect this segment to continue to be a larger part of our overall revenue. We feel Tele Atlas is well positioned to take advantage of the growth in this segment.

The integration of the GDT and Tele Atlas North American databases is proceeding according to plan. Historical GDT and Tele Atlas customers are already seeing the benefits of this unprecedented database integration in the history of the digital mapping industry. GDT brings Tele Atlas a solid base of customers in the non-navigation segments, and in 2004 we entered the North American In-Car Navigation market through our partnerships with DENSO and Pioneer. Testing with other platform manufacturers and automotive companies is ongoing and promising, although the inherently long lead times and testing cycles mean that they will not contribute significantly to revenues in 2005. Many of our important Personal Navigation partners are moving into the US market, and we expect to capitalize on these relationships. In the consumer wireless/location-based services (LBS) sector, carriers such as Verizon, Cingular, and Nextel have launched applications that utilize Tele Atlas data.

We look back on 2004 with a sense of satisfaction, and look forward to greater progress in 2005. We would like to thank all employees, our Supervisory Board members and our Shareholders for their commitment in 2004.

Alain De Taeye, CEO
George Fink, President & COO

Corporate Governance

Corporate governance structure

Elsewhere in this annual report we describe the transaction in which Tele Atlas issued $210 million in convertible preferred shares to a group consisting of a number of United States investors led by Oak Investment Partners and New Enterprise Associates (NEA) as well as current shareholder IAM. This transaction was approved by the Tele Atlas shareholders' meeting of May 27, 2004 and closed on July 6, 2004. While Tele Atlas' corporate governance structure still complies with the principles of Dutch law, its structure is now more geared to the interests of shareholders, and is more similar to that typical of an American company. Much of Tele Atlas' corporate governance structure is dictated by the investment agreements that were executed in connection with the sale of the preferred shares and approved by the Tele Atlas shareholders' meeting.

Because of this difference in structure, the corporate governance of Tele Atlas deviates in a number of respects from the principles and best practice provisions that are laid down in the Dutch Corporate Governance Code. These principles and practices are applicable to all listed companies organized under the laws of the Netherlands on a "comply or explain" principle.

The most important differences between the principles and best practice provisions laid down in the Dutch Corporate Governance Code and Tele Atlas' corporate governance structure are as follows:

- While Tele Atlas continues to have a two tier board system with a Supervisory Board and a Management Board, the Supervisory Board plays a much more active role in monitoring the operations of the company and the determination of its strategy than is normal for a Dutch corporation.
- In order to ensure the alignment of the interests of the Company with the interests of shareholders, and to maintain a major focus on shareholder value, the Company has a Supervisory Board consisting of seven members, of which only three members are independent within the meaning of the Dutch Corporate Governance Code. The major shareholders in Tele Atlas have entered into a shareholders agreement that among other things provides the right to certain shareholders to nominate candidates for appointment to the Supervisory Board. The Shareholders Agreement, like the other investment agreements, has been published on the Tele Atlas website (www.teleatlas.com). For that reason the Supervisory Board has not drawn up a profile of its optimal composition and will not do so. The Company realizes and accepts that because key employees of its major shareholders are members of its Supervisory Board there could in certain cases be a conflict of interest. Because of the joint focus on shareholder value Tele Atlas believes that such conflicts, if any, will be manageable. The Company has concluded that in view of its size and the governance structure that it has adopted, there would be no place for a formal secretary of the Supervisory Board.
- The holders of the convertible preferred shares of Tele Atlas have approval rights under the Articles of Association of the Company for certain types of corporate transactions.
- Because the Company has to recruit the members of its Supervisory Board and Management Board as well as its key employees in a competitive international environment, the Company does not follow the recommendations in the Dutch Corporate Governance Code in respect of equity linked remunerations. Members of the Supervisory Board that so elect may receive their compensation in options for ordinary shares in Tele Atlas in lieu of certain cash compensation. A proposal to this effect will be made to the shareholders' meeting. For similar reasons the Option Plans adopted by the Company for key employees provide that granted options vest on a linear basis over a period of four years of service from the date of the grant. These options therefore do not provide that vesting of options is subject to satisfaction of predetermined performance objectives, nor that options may not be exercised within three years from the grant[1]. Finally, the Company has for the same reasons decided not to restrict the members of the Supervisory Board or of the Management Board from investing in securities issued by other companies other than those of direct competitors.

The **Management Board** is appointed by the shareholders' meeting. The Management Board is responsible for the independent management of the company and the implementation of strategy. It ensures that all statutory requirements are met and pursues an effective risk management policy. The members bear this responsibility jointly but combine it with their own specific responsibilities. The Management Board consists of a Chief Executive Officer and a President/Chief Operating Officer. The Supervisory Board appoints the Chief Executive Officer who acts as chairman of the Management Board. The Articles of Association provide that the Supervisory Board may require that certain Management Board decisions be submitted to the Supervisory Board for approval, and that certain decisions require approval by the holders of the preferred shares.

Management Board members may be suspended or dismissed at any time by the shareholders' meeting provided the resolution is passed by at least two thirds of the votes cast, representing more than half the issued capital, unless the proposal is made by the Supervisory Board, in which case a simple majority is sufficient.

[1] It is noted that, under Dutch law, the granting of stock options to members of the Supervisory Board or the Management Board requires the approval of the shareholders meeting of the Company as of 1 October 2004.

The general remuneration policy and other terms and conditions under which members of the Management Board will be appointed are determined by the shareholders' meeting. Share plans and options plans of members of the Management Board must be approved by the shareholders' meeting.

Management Board members must report and provide all relevant information regarding any conflict of interest or potential conflict of interest to the chairman of the Supervisory Board and all other members of the Management Board who shall decide without the member present whether there is a conflict of interest.

The members of the Management Board are supervised and advised by the **Supervisory Board** who are formally appointed by the shareholders' meeting, but as mentioned above whose members are nominated pursuant to the shareholders agreement. The statutory provisions and the Articles of Association as supplemented by Board Regulations lay down the Supervisory Board's duties and procedures.

The Supervisory Board supervises the Management Board's operation of the Company and its affiliated companies. In performing their duties, all members of the Supervisory Board, including those affiliated with a shareholder, are to act in the best interests of the Company and affiliated enterprise. The Supervisory Board may request any information it needs for the performance of its tasks from the Management Board at its option. The Supervisory Board may, at its option be assisted by an expert in the performance of its duties. The Supervisory Board members appoint one of their number as Chairman and one member as Deputy Chairman. Supervisory Board members are appointed for a maximum term of four years, after which they are eligible for reappointment. Supervisory Board members may be suspended or dismissed by the shareholders' meeting at any time.

In order to ensure that decisions of the Supervisory Board are properly balanced the Articles of Association require certain specific resolutions of the Supervisory Board to be adopted by a qualified majority of five votes.

The remuneration of the Supervisory Board is determined by the shareholders' meeting.

The Supervisory Board has developed a policy that outlines its duties, its operating procedures and its relationship with the Management Board, works or employee councils (where applicable) and the shareholders' meeting. The policy is available on the Company's website:
www.teleatlas.com

The Supervisory Board meets regularly with the Management Board and other members of the Company's senior management team to discuss Company strategy as well as the risks of business. The Supervisory Board has established an Audit Committee, a Remuneration Committee and a Nominating Committee.

The **Audit Committee** assists the Board in monitoring the systems of internal controls, the integrity of the financial reporting process and the financial statements and reports of the Company; assessing and mitigating business and financial risks to the Company; the application of information technology within the Company; and the compliance by the Company with legal and regulatory requirements. The role and responsibility of the Audit Committee as well as the composition and the manner in which it discharges its duties have been laid down in an Audit Committee charter. The responsibilities of the Audit Committee include (i) reviewing and assuring the independence of the firm serving as the Company's independent accountant (ii) requiring the independent accountant to report all critical accounting policies and practices used by the Company as well as available alternative treatments and other material written communications between the independent accountant and the Company, (iii) reviewing with the Company and the independent accountant (to the extent the independent accountant performs services in connection with the reports) all interim and financial reports, (iv) reviewing with the independent accountants, in advance of the annual audit, the audit scope and plan, (v) discussing with the independent accountant at the completion of the annual audit the financial statements and related footnotes, the audit and the report thereon, their judgement about the quality of the company's accounting principles, changes in the audit plan or difficulties encountered during the audit and discussing other matters related to the conduct of the audit. Meetings of the Audit Committee are generally attended by the CFO and the financial group controller.

The **Remuneration Committee** advises the Supervisory Board on the remuneration of the Management Board and monitors the remuneration policy, including bonus plans for senior managers including the Management Board. Where senior managers other than members of the Management Board are concerned it is assisted in the performance of its duties by the CEO, COO and CFO. The Chairman of the Supervisory Board may attend the meetings, but is not a member.

The **Nominating Committee** advises the Supervisory Board on the appointment and termination of members of the Management Board. The Chairman of the Supervisory Board may attend the meetings, but is not a member.

Within the parameters set by the shareholders meeting, the remuneration and further service conditions of each member of the Management Board are set by the Supervisory Board on the recommendation of the Remuneration Committee. The remuneration policy is set forth in this Annual Report and is in conformity with market practice and is aimed at attracting and retaining highly qualified executives with the management skills required to run an international company.

The remuneration of the Supervisory Board members is €35,000 for the Chairman and €30,000 for the other members. A proposal will be put forward on the next Annual General Shareholders Meeting to increase the remuneration of the Chairman to €40,000 with retroactive effect from May 2004. The remuneration of the committee members was set at €1,000 per committee meeting. The remuneration of the Management Board and the Supervisory Board and their share and option positions are disclosed on pages 11 to 14 and 48 of this report.

The **Meeting of Shareholders** is convened at least once a year to consider the Annual Report and the strategy conducted by the Company. The Meeting of Shareholders also appoints the auditor. Decisions are taken by an absolute majority of the votes cast, with one vote being attached to each share.

The resolutions by the Meeting of Shareholders relating to certain matters, as described in the Articles of Association, are subject to prior approval of the **Meeting of Holders of Preferred A Shares.** These matters include the issuing of new shares or rights to acquire shares, the limitation or exclusion of preemptive rights of shareholders, the acquisition by the company of its own shares or the reduction of issued share capital, any distribution to shareholders or ordinary shares and amendments to the company's articles. Certain decisions of the Management Board likewise have to be approved by the Meeting of Holders of preferred A shares.

Compliance with Dutch Corporate Governance Code

Apart from the differences between the corporate governance of Tele Atlas and the Dutch Corporate Governance Code that are described earlier in this chapter, there are a number of other principles or best practices where The Company does not (fully) comply. These deviations are listed below.

The Articles of Association, the Rules of the Supervisory Board, the Rules of the Management Board which include certain restrictions on outside activities for the members of the Management Board, a Code of Conduct prohibiting any Management Board member as well as employees from entering into competition with the Company, demanding or accepting substantial gifts from the Company for themselves or certain persons that are closely connected to them, and the procedure for employees of the company to confidentially file complaints may all be inspected on the Company's website: www.teleatlas.com

One of the members of the Management Board has been appointed for an indefinite period of time. The Company's employment contracts with its two Management Board members do not comply with the Code's limitation of any termination payment in the event of involuntary separation from service to one year's base salary due to the fact that these employment contracts were entered into prior to the establishment of the Code.

The Company is in the process of installing an internal risk management and control system as required by the Code but such implementation is not yet complete. The Management Board expects to have such a system fully implemented during the next year. The Company's Management Board is in full compliance with the restrictions on the outside activities of Management Board members.

As mentioned above, the Company does not comply with the requirement of the Code that requires options to acquire shares to become vested only when the Management Board members have fulfilled predetermined performance objectives for a period of at least three years from the grant date or that options that do not have such performance objectives shall not be exercisable for three years from the grant date. The Company's Management Board members and other senior Company executives have been granted options that vest quarterly over a period of four years of service. All options are granted with an exercise price that is equal to the closing price on the day on which the option is granted. The Company does not have any future plans to modify the exercise price of any option during its term except for recapitalization events such as stock splits and stock dividends. Since the Company has recruited most of its management team from the United States it feels that it must offer similar arrangements in order to be able to attract and retain high calibre management personnel. The Company also believes that this type of arrangement closely aligns the interests of management and the Company's shareholders.

The Company provides persons nominated for appointment to its Supervisory Board with full information on the Company and its business but in view of the arrangements in the Shareholders Agreement on the way in which Supervisory Board candidates are nominated, the Company does not intend to establish a training program for new board members and will not establish an annual review process to identify any aspects which the Supervisory Board members require further training or education during their period of appointment.

During 2004 the Company had sales of €26.1 million to Blaupunkt Werke GmbH, the parent of which, Robert Bosch

GmbH, holds more than ten percent of the Company's shares and whose representative, Holger von Hebel, is a member of the Supervisory Board. These transactions were on an arms length basis and were approved by the Supervisory Board.

The Company partially complies with that part of the Code dealing with the provision of information to shareholders and the financial community. The Company's investor relations policy is covered in the Investor Relationship section of this Annual Report. The Company attempts to provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence the share price. The Company meets with many investors, potential investors and analysts during the course of the year. The Company feels it is not practical to announce these meetings in advance or to make provisions for all shareholders to follow these meetings and presentations in real time. The Company restricts the information presented in these meetings to publicly-available material. Copies of the Company's earnings release conference calls are made available on the Company's website as are copies of presentations made to investors and analysts. The Company is investigating whether and in what manner, individual investors may be offered the opportunity to listen in on the press and analyst's conference call given at the publication of its annual figures and its first, second and third quarter results.

The Company limits its advance comments on analysts' reports to factual matters. The Company does not pay any fees for research or for the production or publication of analysts' reports. The Company limits meetings with analysts, presentations to institutional or other investors and direct discussions with the investors during the period immediately prior to the release of quarterly, or annual reports.

Investor Relations policy

Tele Atlas conducts an active Investor Relations policy to ensure the regular and comprehensive provision of information to shareholders regarding the Company's performance. The Chief Executive Officer and the Chief Financial Officer have primary responsibility for relations with shareholders, other providers of capital, their advisors and intermediaries and financial journalists. The Investor Relations policy is geared to the proper and timely provision of information that enables well-founded investment decisions to be taken in respect of Tele Atlas. In addition to the financial results and prospects, the information considers strategic choices and objectives and relevant social and technological developments. The Company uses all appropriate communications media. Of central importance is the Annual Report, supplemented with regular press releases, road shows and other informative meetings for institutional investors and analysts. All relevant information, including quarterly and annual figures, press releases and background information, is available on the website: www.teleatlas.com

Tele Atlas attaches great importance to ensuring that all target groups receive the same information at the same time. Tele Atlas therefore cooperates with the DGAP (Deutsche Gesellschaft Für Ad Hoc Publizität), a joint venture between the Deutsche Börse AG, Reuters AG and vwd GmbH, to guarantee that stock exchanges, regulatory agencies and the professional public receive news that is timely and correct. Private investors also have access to the latest news and developments on the website, and can subscribe to an e-mail distribution system that circulates the most important news. All stock exchange (ad hoc) announcements made by Tele Atlas are posted online.

Tele Atlas holds a press and analysts conference upon the publication of its annual figures and a conference call for analysts and institutional investors on the announcement of its first, second and third quarter results.

Direct questions from investors are welcome;
please contact Jasper Vredegoor,
telephone: +31 73 640 21 60.
E-mail: investor.relations@teleatlas.com

Remuneration Report

Introduction

In accordance with our Articles of Association, the remuneration of members of the Management Board is the responsibility of the Supervisory Board subject to the adoption of the remuneration policy by the shareholders' meeting. The Remuneration Committee of the Supervisory Board is charged with the development of the remuneration policy and the recommendation to the Supervisory Board of the remuneration of individual members of the Management Board.

The Remuneration Committee consists of at least three members of the Supervisory Board one of which is to be designated as chairman. At present the members are: Charles Cotton (Chairman), Baudel Carano, Peter Morris and Joost Tjaden.

Remuneration policy for the Management Board

The following sets forth the remuneration policy for members of the Management Board as adopted by the Supervisory Board. This policy will be submitted for shareholder approval at the General Meeting of Shareholders currently scheduled for May 9, 2005. This policy also generally applied to members of management who are not members of the Management Board.

Term of appointment and employment contracts

The members of the Management Board appointed before July 2004 each have a different term of employment. As from July 2004, new members of the Management Board are appointed for a period of four years. On expiry of the four-year term, a member of the Management Board may be re-appointed for successive terms of not more than four years. In case of a re-appointment the performance of the candidate as a member of the Management Board is taken into account.

Objective of Remuneration Policy

The objective of this policy is to provide a compensation program that allows the Company to attract, retain and motivate members of the Management Board who have character traits, skills and background to successfully lead and manage a global enterprise and to reward them based on individual and Company performance. The remuneration policy is designed to balance short-term operating performance and the long-term growth in shareholder value.

Remuneration Elements

The remuneration for members of the Management Board is comprised of the following elements:

- Base salary and other periodic compensation and benefits such as health insurance, car allowances, etc. Throughout this policy this compensation is referred to as base compensation.
- Short term incentive compensation.
- Long-term equity based compensation in the form of options.

The Company traditionally has not formally compared the compensation of its Management Board to a reference set of companies. Instead it has tended to rely on its human resource staff and Supervisory Board members' knowledge of compensation trends in companies similar to the Company. Since the majority of the Company's management team is from the United States, the Company bases much of its remuneration policies on typical practices for U.S. companies that are similar to the Company. The Company does not grant loans to Management Board members except for expense advances in accordance with the Company's standard travel policy and tax equalization advances to equalize the tax situation of the Management Board members who incur taxes in the Netherlands as a result of their membership on the Company's Management Board.

Base Compensation

The Company goal is to pay a base salary near the median relative to similarly situated companies. Other components of base compensation include:

- Medical, dental and disability insurance – U.S. Management Board members receive the same medical, dental and disability insurance benefits as all U.S. employees. European Management Board members receive the same medical and dental insurance as European employees in the country where they are employed. Additional disability insurance is provided.
- Life insurance – U.S. Management Board members receive the same life insurance benefits as all U.S. employees. European Management Board members receive the same life insurance benefits as European employees in the country where they are employed.
- Car allowance – European Management Board members are subject to the European company car policy.
- Temporary housing expenses – when Management Board members are assigned in locations away from their permanent residence, the Company may pay temporary housing expenses to offset the additional costs the member incurs as a result of maintaining two households.
- Retirement plan contribution – U.S. Management Board members receive the same retirement benefits as all U.S. employees. European Management Board members receive a retirement plan contribution which is substantially in line with European employees in the country where they are employed.

Short Term Incentive Compensation

The Company has a short term incentive program that pays members of the Management Board as well as other members of executive management based on the Company's performance versus its annual plan on the three following factors:

Factor	Weighting
Revenue	50%
Earnings before interest, taxes, depreciation, amortization and capitalization	25%
Cash flow from operations	25%

The annual plan is approved by the Supervisory Board at the beginning of each year. Participants receive points for performance related to a particular factor in accordance with a table established by the Supervisory Board each year. Bonuses are paid based on the following formula:

Actual Bonus = Target Bonus x Bonus Points / 100

The 2005 target bonus for Management Board members is 60% of salary. The point table for 2004 is reproduced below:

Revenues		EBITDA		Cash Flow	
% Target	Points	% Target	Points	% Target	Points
-10.0%	0	-20.0%	0	-20.0%	0
-9.0%	8	-18.0%	4	-18.0%	4
-8.0%	16	-16.0%	8	-16.0%	8
-7.0%	24	-14.0%	12	-14.0%	12
-6.0%	32	-12.0%	16	-12.0%	16
-5.0%	40	-10.0%	20	-10.0%	20
-4.0%	42	-8.0%	21	-8.0%	21
-3.0%	44	-6.0%	22	-6.0%	22
-2.0%	46	-4.0%	23	-4.0%	23
-1.0%	48	-2.0%	24	-2.0%	24
0.0%	50	0.0%	25	0.0%	25
5.0%	52	2.5%	26	2.5%	26
10.0%	67	5.0%	27	5.0%	27
15.0%	82	7.5%	28	7.5%	28
20.0%	97	10.0%	29	10.0%	29
25.0%	112	12.5%	34	12.5%	34
30.0%	127	15.0%	39	15.0%	39
35.0%	142	17.5%	44	17.5%	44
40.0%	157	20.0%	49	20.0%	49
45.0%	172	22.5%	54	22.5%	54
50.0%	187	25.0%	59	25.0%	59

The point variations have been established so that variation immediately around the target has only minimal impact on the point values awarded. Larger variations have a much more significant impact. Points for performance beyond that contained in the points table are at the discretion of the Supervisory Board.

In addition to the short term incentive program described above, the Supervisory Board has in the past granted discretionary bonuses for accomplishment of specific objectives, and may do so again in the future.

Long Term Equity Based Compensation

The Company has, pursuant to a resolution adopted by the Shareholders' meeting in May 2004, established a stock option plan for key employees that encompasses 8,927,277 ordinary shares. The formal plan documents will be submitted to the Annual General Meeting of Shareholders on May 9, 2005 for approval. The Supervisory Board has established the following parameters for options granted to Management Board members and other executives.

- Option term – 10 years from date of grant.
- Option exercise price – closing price of the shares on the date of grant.
- Vesting – quarterly over a four-year period.

Vesting of the options is not performance based as this is not typical in the U.S. and the majority of the Company's management team has been recruited from the U.S.

Both members of the Company's Management Board have been granted options on 1,000,000 shares. No further grants to these members are currently planned. The Supervisory Board may decide to issue additional options at any time.

Remuneration of Management Board Members in 2004

Currently the Management Board consists of two members, Alain De Taeye, Chief Executive Officer and George Fink, President and Chief Operating Officer.

In 2004, the remuneration including pension and other benefits but excluding social security contributions and expense reimbursements, of current Management Board members amounted to €876,492. In calculating the 2004 Euro amounts of amounts paid in USD, an average rate of 1.24 was used.

The following chart sets forth the remuneration of members of the Management Board over the period when they were member of the Management Board in 2004 as well as for 2003:

	2004			2003
In euros	**Base Compensation**	**Short Term Incentives**	**Total**	**Total**
Current Boardmembers				
Alain De Taeye	297,275	134,722	431,997	295,948
George Fink	251,312	224,435	475,747	181,612
Former Boardmembers				
Claus Helber	-	-	-	133,339
Hans van Hoorn	-	-	-	823,313
Total Members	**548,587**	**359,157**	**907,744**	**1,434,212**

Base Compensation

The following chart sets forth the components of 2004 base compensation of current Management Board members:

In euros	Base Salary	Pension Contributions	Medical and other Benefits	Other Payments[1]	Total
Alain De Taeye	253,760	28,000	15,515	-	297,275
George Fink	201,613	6,563	5,645	37,491	251,312
Total Members	**455,373**	**34,563**	**21,160**	**37,491**	**548,587**

[1] Includes temporary living expenses for Mr. Fink.

Short Term Incentive Compensation

In 2004 €116,128 was paid to current members of the Management Board for 2003 performance. In addition, Mr. De Taeye and Mr. Fink received discretionary bonuses of €81,739 and €161,290 respectively in recognition of their work on the closing of the GDT and financing transactions. For Mr. De Taeye the 2004 on plan bonus is 40% of his base salary or €101,504. For Mr. Fink the on plan bonus is 60% of his base salary or $153,023. For 2004 the Company achieved 110%of its revenue target, 139% of its EBITDA target and 121% of its cash flow target. As a result the current members of the Management Board accrued 177 points, which resulted in the earning of a bonus equal to 177% of the on plan bonus amount.

Based on this the following amounts have been accrued in 2004:

In euros	Amount	% of Base Salary
Alain De Taeye	131,955	52%
George Fink	160,323	78%
Total Members	**292,278**	

In addition, the Supervisory Board has approved the payment of a bonus of $200,000 to Mr. Fink upon the Company's realization before June 30, 2006 of a quarter of positive EBITDA and an additional bonus of $100,000 on his relocation to the Northeast U.S.

Long Term Equity Based Compensation

During 2004 the Company granted options on 1,400,000 shares to members of the Management Board. No options have been exercised by the current members of the Management Board. The following chart sets forth the option position of each Management Board member:

	Plan	Beginning Balance	2004 Activity Granted	Exercised	Forfeited	Ending Balance	Exercise Price	Vested Options	Remaining Life (yrs)
Alain De Taeye									
	2003	300,000	-	-	-	300,000	0.99	225,000	3.3
	2004	-	700,000	-	-	700,000	5.54	87,500	9.5
	Total	300,000	700,000	-	-	1,000,000	4.18	312,500	
George Fink									
	2003	300,000	-	-	-	300,000	0.99	225.000	3.3
	2004	-	700,000	-	-	700,000	5.54	87,500	9.5
	Total	300,000	700,000	-	-	1,000,000	4.18	312,500	
All Members									
	2003	600,000	-	-	-	600,000	0.99	450,000	3.3
	2004	-	1,400,000	-	-	1,400,000	5.54	175,000	9.5
	Total	600,000	1,400,000	-	-	2,000,000	4.18	625,000	

The exercise prices for all options were equal to the closing price on the day of grant.

Risk Profile

Tele Atlas, like any other business, is exposed to the commercial, technical and financial risks inherent in its business. Such risks are mitigated by the fact that the Company's products are used in a wide variety of regions and markets. Tele Atlas' strategy as an enabler concentrating on the development of digital map databases for a variety of partners is in itself an excellent means to spread risks.

Commercial risks

A significant proportion of the current product package relates to car navigation systems. Fluctuations in the automobile market may impact on Tele Atlas. Navigation equipment, however, is being installed in a growing number of cars. The market for Tele Atlas' databases has therefore been expanding and is expected to expand further, although this cannot be guaranteed. Market shifts into Personal Navigation are also possible. Market growth may be followed by price erosion to a certain extent. The market as a whole is underpinned by demand for updates and new products. The emergence of Personal Navigation devices is reducing dependency on the In-Car Navigation market.

A significant amount of Tele Atlas' revenues are dependent on a few customers. During 2004 our top two customers accounted for 20% and 15% of our revenues, respectively.

The vital role played by geographic databases in the production of car navigation and Location Based Services may attract new competitors. Developing databases comparable to Tele Atlas' would, however, require very substantial investments, not only in systems and technology but also in time and in the networks necessary to secure the supply of data. At present, Tele Atlas has one major global competitor.

Technical risks

The nature of Tele Atlas' product calls for constant maintenance and updating to ensure that the databases continue to meet the requirements of application developers and hardware manufacturers. If the Company does not adequately maintain the coverage and content of its databases, it is likely to lose customers.

Tele Atlas carries out a relatively large proportion of its data processing in India. Political instability, labor unrest and natural disasters may compromise this production capacity. Since only data processing is performed in India and the results are regularly transmitted to the American and European facilities, there is minimal risk of significant data being lost. A complete back-up is kept in safe locations at all times.

Although Tele Atlas' databases are in principle platform independent, platform or format changes may result in the data having to be converted to be compatible with a new platform. This may entail substantial additional costs.

Financial risks

Tele Atlas consolidates its accounts in euros. Since a significant proportion of the cash flow is denominated in dollars, there is an exposure to exchange rate movements.

Tele Atlas has invested large amounts in the development and modification of its databases over a number of years, and as a result the Company has had negative cash flow from operations since its inception. There are no assurances that the revenues from these databases will be sufficient to recover the cost of their development.

Supervisory Board and Management Board

Supervisory Board

Wim Dik (Chairman): Mr. Dik is a former chairman and CEO of Royal Dutch Telecom. Prior to that he was chairman of the Board of Nederlandse Unilever Bedrijven B.V. Currently, Mr. Dik is Chairman of the Board of Casema Holding B.V. He is a member of the Supervisory Board of ABN AMRO Bank N.V. and a non-executive director of Unilever N.V., Unilever PLC., AVIVA PLC. and LogicaCMG PLC. Mr. Dik was previously Minister for Foreign Trade in the Dutch Government.

Joost Tjaden: Mr. Tjaden is Managing Director of Janivo Holding B.V. and a member of the Supervisory Board of Atex Media Command Inc., Quote Media Holding B.V., Desch Holding B.V., M&R de Monchy N.V. and Wave International B.V. Mr. Tjaden has been a member of the Tele Atlas Supervisory Board since 1998.

Bandel Carano: Mr. Carano is a general partner of Oak Investment Partners, a multi-stage venture capital firm with a total of $5.8 billion in committed capital. Oak's investments are primarily focused on growth opportunities in enterprise application and infrastructure software, communication equipment and services, data storage, financial services technology, outsourced services, healthcare services and the retail sector. Mr. Carano joined Oak in 1985 after two years with Morgan Stanley's Venture Capital Group where he was responsible for advising Morgan Stanley on high-tech new business development, as well as sponsoring venture investments. Mr. Carano also currently serves on the Investment Advisory Board of the Stanford Engineering Venture Fund.

Charles Cotton: Currently Mr. Cotton is Director of Library House, Chairman of Level 5 Networks and a business angel investor. Previously he was Executive Chairman of GlobespanVirata Inc. (NASDAQ: GSPN), the world's largest DSL chipset and software company. Prior to the merger with Globespan, he was Chief Executive Officer of Virata Corp. Previously he was CEO of Shandwick Europe, President of Thermal Scientific Inc. and Director of Thermal Scientific Ltd. Prior to that he was Sales and Marketing Director at Sinclair Research Ltd. and held senior Operations, Finance, Marketing and Product Planning positions at British Leyland and Ford.

Peter Morris: Mr. Morris is a general partner of New Enterprise Associates, a venture capital fund with more than $6 billion under management. At NEA, Mr. Morris specializes in information technologies with a focus on communications, electronics and software infrastructure. In addition to Tele Atlas, he serves on the Board of Agitar Software, Force10 Networks, StorCard Inc. and Tasman Networks. Additionally, he serves on the board of the Stanford Engineering Venture Fund. Prior to joining NEA in 1992, he was a General Manager at Telebit, and previously he was with Montgomery Securities and Bain & Co.

Holger von Hebel: Mr. von Hebel is Chief Financial Officer (CFO) of the Sigpack Group in Switzerland. Sigpack, a subsidiary of Robert Bosch GmbH is one of the worldwide leading Companies in the Packaging Industry. Previously Mr. von Hebel was Director in Corporate Planning and Controlling at the headquarter of Robert Bosch GmbH, Stuttgart, Germany, and was responsible for advising the Board of Directors regarding the Gasoline Systems, Car Multimedia and Broadband Networks business divisions, and the Bosch Engineering Group. Additionally, he serves on various merger & acquisition projects. Previously, Mr. von Hebel was Managing Director of Logistics in a plant of Robert Bosch GmbH in Blaichach, Germany.

George Schmitt: Mr. Schmitt is a Managing Director at TeleSoft Partners. Mr. Schmitt has over 35 years of broad telecom experience in wireline and wireless companies, most recently as Chairman and Chief Executive Officer of e.spire Communications. Previously, he was President and a Director of Omnipoint Communication Services until its acquisition by VoiceStream, which was subsequently acquired by Deutsche Telekom to form T-Mobile. Prior to joining Omnipoint, Mr. Schmitt was President and Chief Executive Officer of PCS PrimeCo, Executive Vice President of International Operations at AirTouch, and a member of the Management Board at Mannesmann Mobilfunk and head of its technical department.

Management Board and Executive Officers

Alain De Taeye, Chief Executive Officer is the co-founder of Tele Atlas and has a lifetime of experience in the digital mapping industry. Before founding Tele Atlas, Mr. De Taeye was Managing Director of Informatics & Management Consultants, a venture involved in the early phases of digital mapping and routing applications. Initially, Mr. De Taeye was involved in the Business School of the Ghent University in the field of operations research focusing on logistics optimization.

George Fink, President and Chief Operating Officer of the Tele Atlas Group has over 20 years of operating and management experience in a wide range of companies. He is co-founder of Mirus Information Technology Services and was President of COMSYS Information Technology Services; President and CEO of Rent-a-Center; President and CEO of Remco America and Partner at Ernst & Young.

Mike Gerling, Chief Operating Officer North America was the President and CEO of GDT prior to the acquisition by Tele Atlas. Mr. Gerling joined GDT in 1992 as the company's CFO and was named President in February 2000. Before joining GDT, Mr. Gerling served as Vice President and CFO of Brean Murray, Foster Securities, Inc., a private financial services firm and a member of the NYSE. Prior to that he was an analyst and manager for Andersen Consulting.

Mike Mitsock, Chief Marketing Officer, comes to Tele Atlas from Lightbridge, Inc., where he was Vice President of Worldwide Marketing and Product Management. Over his 25-plus-year career in technology, Mr. Mitsock has held a variety of engineering, marketing and product management positions from venture-backed startups to such global leaders as Lotus Development Corporation (later acquired by IBM) and Progress Software Corporation.

Hardie Morgan, Chief Financial Officer of the Tele Atlas group. Prior to joining Tele Atlas, Mr. Morgan had a consulting practice specializing in the integration of acquisitions. He was co-founder and Chief Operating Officer of Mirus Information Technology Services, Inc., an application service provider supplying operational reporting tools to large restaurant chains. He was also previously Chief Financial Officer of Landmark Graphics Corporation, which was at that time a publicly traded technology company on NASDAQ.

Bruce Radloff, Chief Technology Officer most recently served as Vice President, Chief Technology Officer (CTO) at the OnStar division of General Motors Corporation. Mr. Radloff had previously held positions of increasing responsibility at Bell Atlantic (now part of Verizon) and IBM, as well as serving as an officer in the U.S. Air Force.

Jack Reinelt, Chief Operating Officer for Europe has 27 years of operating experience in building technology companies in the software development, database and mobile applications markets, including more than 15 years in the automotive environment. Previous to joining Tele Atlas, he was CEO of Adept International, Division President of Appnet. Inc. and President of Software Services Corporation. Mr. Reinelt has also held management positions at IBM Corporation, SunGard and Commerce One.

Financial performance

Overall result

The Company experienced a 48% increase in revenues, to €127.7 million in 2004 from €86.5 million in 2003. Operating expenses (excluding depreciation and amortization charges) increased to €148.6 million in 2004 from €132.0 million in 2003 while EBITDA (before capitalization of databases and tools) improved to a loss of €21.0 million in 2004 from a loss of €45.5 million in 2003.

The Company reported a net loss for 2004 of €0.4 million, compared to a loss of €87.3 million for 2003.

Revenues

Revenues in Europe increased by 26% to €98.7 million compared to €78.4 million in 2003 largely due to growth in the Personal Navigation segment. Sales in the Location Based Services segment which includes Personal Navigation grew by 157% to €36.0 million from €14.0 million in 2003. Revenues from In-Car Navigation products decreased by 4% to €56.2 million from €58.5 million in 2003. In this segment the revenues from data bundled with systems grew moderately while revenues from aftermarket sales of update and upgrade data declined by approximately 16%. Sales in other segments increased by 10% from €6.0 million to €6.5 million.

Revenues in North America increased by 261% to €29.0 million in 2004 from €8.0 million in 2003. Excluding the effect of the acquisition of GDT and changes in exchange rates; revenue growth over 2004 was 95%. The increase in North American revenues resulted from increased sales in the Personal Navigation segment as well as the Company's initial revenues from sales in the North American In-Car Navigation segment.

Operating expenses

Total operating expenses excluding depreciation and amortization charges increased from €132.0 million to €148.6 million, an increase of 13%. This increase was primarily the result of the growth in revenues, the addition of the operating expenses of GDT subsequent to its acquisition in July 2004 as well as integration and other costs incurred in connection with the transaction. In 2004, operating expenses included €5.6 million in severance and other acquisition costs, the settlement of a tax audit of wage taxes on the Company's employee option plans, as well as an exchange rate benefit compared to the previous year of €8.8 million. The 2003 operating expenses included one-off charges of €4.2 million mainly for severance payments to former employees. After elimination of these effects, operating expenses grew by 19%, primarily due to the growth in revenues and the addition of the GDT operating expenses.

Cost of goods sold increased to €16.5 million in 2004 from €9.4 million in 2003 in line with the growth in sales. Personnel expenses increased 9% to €84.1 million in 2004 from €77.4 million in 2003. After adjusting for exchange effects personnel expenses increased by 16% or €12.8 million. Other operating expense increased by 6% to €48.0 million in 2004 from €45.1 million in 2003, primarily as a result of the acquisition of GDT. After adjusting for changes in exchange rates, as well as the severance charges and wage tax amounts discussed above other operating expenses increased by 12% or € 5.0 million.

Interest and other financial charges in 2004 increased to €3.5 million from €1.1 million in 2003, mainly as a result of increases in shareholder and bank loans used to fund operations during the first half of the year. These loans were repaid in July 2004 out of the proceeds of the preferred stock financing. In 2004 a net tax benefit of €5.2 million was included in the profit and loss account, compared to a charge of €0.6 million in the previous year. The tax benefit resulted from the partial recognition of a tax asset on tax loss carry forward losses in The Netherlands which had previously not been recognized. Excluding this benefit, tax charges amounted to €2.5 million.

Capitalization and amortization

In accordance with International Financial Reporting Standards, the Company capitalizes and amortizes internally generated databases and production and data collection tools. In accordance with this policy the Company recognizes additions to databases and tools as a reduction of expense in the statement of operations. In 2004, additions to the databases and tools (excluding amounts capitalized in connection with the purchase of GDT) were €59.7 million as compared to €62.0 million in 2003.

In accordance with International Financial Reporting Standard 3, the fair value of the assets and liabilities at the time of the acquisition of GDT were determined. These values, as well as the amortization or depreciation periods for each class of asset were as follows:

Asset Class	Amount (USD 000s)	Depreciation Period
Databases	52,652	10 years
Customer relationships	22,550	5 years
Trademarks	1,140	5 years
Current assets and liabilities	2,618	-
Tangible fixed assets	2,864	2-5 years
Goodwill	19,351	-
Total cost of acquisition	**101,175**	

Internally generated databases are amortized over a period of ten years and tools over a period of five years. The resultant amortization on databases and tools in 2004 (including the amortization of databases acquired through the acquisition of GDT) amounted to €33.5 million versus €30.4 million in 2003.

At each balance sheet date, the Company assesses any indication of impairment of intangible and tangible fixed assets. If any such indication exists, the amount recoverable is estimated, and where carrying values exceed this recoverable amount, assets are written down to their recoverable amount. As at December 31, 2003, an impairment charge of €62.0 million was taken in connection with the goodwill and databases of the North American operations.

Operating result

The operating result before depreciation, amortization and capitalization (EBITDA) for Europe improved to a profit of €15.2 million in 2004 from a profit of €3.5 million in 2003. The EBITDA attributable to the North American activities improved from a loss of €36.2 million in 2004 from a loss of €49.0 million in 2003.

The operating result after depreciation, amortization and capitalization for Europe improved to €16.3 million in 2004 from €3.7 million in 2003. The operating loss attributable to North American activities improved to a loss of €18.4 million in 2004 from a loss of €89.4 million in 2003.

Cash flow and balance sheet

The net cash outflow from operating activities decreased from €41.0 million in 2003 to €28.5 million in 2004. This resulted from an improvement in the operating result before depreciation and amortization of €22.3 million offset by an increase in working capital requirements of €6.6 million (compared to a decrease in working capital in 2003 of €5.3 million). Higher working capital requirements were related to higher sales and longer payment terms associated with some customers. Interest and tax payments amounted to a cash outflow of €1.8 million, compared to a cash outflow of € 0.9 million in 2003. This increase related mainly to interest and charges incurred on shareholder and bank loans used to fund operations in the first half of the year. In July 2004 these loans were fully repaid.

In July 2004, Tele Atlas acquired GDT for $100 million. Including $1.2 million costs related to the acquisition and net of cash balances and overdrafts acquired with GDT, the total cash outflow was $103.3 million.

Also in July 2004, the Company closed a $210 million preferred shares financing from a consortium led by Oak Investment Partners and New Enterprise Associates to finance the purchase of GDT, fund expenditures made to realize cost savings, future investment and working capital needs as well as to retire loans from shareholders. In connection with this refinancing the Company issued 35,276,329 convertible preferred shares with a par value of €0.10 at €5.00 per share. The preferred shares pay the same dividend, if any, as ordinary shares but are senior in liquidation preference. There is no mandatory redemption requirement. In addition, the Company issued warrants on 7,055,264 convertible preferred shares. These warrants have a five-year term and an exercise price of €5.00. The proceeds from the issue of convertible preferred stock, less €5.0 million in costs directly related to the issue, have been included under cash from financing activities. Also included under this heading are the repayments of loans to shareholders and banks as well as the proceeds from the exercise of share options by employees. The shares were delivered from treasury stock. On December 31, 2004 the company held 122,322 treasury shares in stock.

Personnel

On December 31, 2004 Tele Atlas employed 1,952 people, compared to 1,807 on December 31, 2003. Personnel by region is set out in the below table. The North American staffing number includes the effect of the addition of GDT during the year.

	December 31, 2004	December 31, 2003
Europe	640	671
North America	656	378
India	656	758
Total	**1,952**	**1,807**

Business developments

The North American and European navigation markets are at different stages of development. Penetration of In-Car Navigation in North America is expected to increase significantly with estimated growth percentages above 25%. In Europe, the market is more mature, but annual growth rates of 15% are expected.

One expected future trend is the integration of In-Car Navigation with Advanced Driver Assistance Systems (ADAS). ADAS is at the forefront of a major European Community initiative to reduce road deaths by 50% by 2010. The ADAS system integrates the digital map with the vehicle sensors to deliver predictive safety measures. With ADAS the car knows where it is and what is likely to happen, and can alert the driver to upcoming danger.

The Personal Navigation markets in Europe and North America are growing rapidly as the emergence of these products at attractive prices brings navigation within the reach of many users. The integration of navigation capability into mobile phones is beginning to emerge with the first applications now being launched. The GIS market is well advanced in North America and shows steady annual growth of approximately 5-10%.

Developments in the In-Car Navigation market.

In 2003 Tele Atlas launched its first turn-by-turn digital map of North America. One Tele Atlas customer, Pioneer, has set a new benchmark in aftermarket systems and won several awards for its Avic X1 system, including the EISA (European Imaging and Sound Association) award for best European navigation system of the year. Tele Atlas' relationship with DENSO resulted in the adoption of Tele Atlas maps by General Motors for their Cadillac STS models.

In Europe, an agreement with one of the leading system manufacturers, Harman/Becker, ensures that the new Mercedes Benz A and C class models will use Tele Atlas maps. In 2005, the Smart 4/4 and the new M models will also have Harman/ Becker systems with Tele Atlas maps.

During the year, Blaupunkt launched a new aggressively priced navigation system, the TravelPilot E1, with Tele Atlas data, which has been very successful.

The Personal Navigation Market

During 2004, the Personal Navigation market in Europe underwent rapid growth. Tele Atlas has a strong market position with leading partners such as TomTom, Navman, ViaMichelin and Navigon.

Personal Navigation is experiencing strong and sustained growth as the market is opened up by aggressively priced, dedicated user-friendly systems such as the TomTom GO and Navman iCN series. In addition to the movement of these European partners to the US, Tele Atlas also closed deals with new partners in North America such as Pryme Advance, a leader in full-featured navigation software, and Foryou General Electronics, one of the largest hardware companies in China.

In addition, Personal Navigation is migrating to smart phones and other mobile devices. For example, the TomTom Mobile smart phone application, which uses Tele Atlas maps, is available for eighteen different smart phones, including eight recent Nokia models and several Qtek models. The application is provided on a Secure Digital (SD) memory card and stores the map in the mobile handset. Another example that demonstrates the potential of smart phone navigation is our partner Wayfinder's agreement with Nokia to provide a navigation solution for the Nokia Wireless GPS module. The Wayfinder solution is included on a memory card for the mobile phone, and is compatible with all Nokia smart phone devices based on the Series 60 platform. Map data for this solution is transmitted wirelessly through GPRS.

Other segments

Tele Atlas mapping data is increasingly making its way onto the Internet to drive services such as street-finders, route planning applications and travel services. Top Internet companies such as MapQuest, Yahoo!, ViaMichelin, Microsoft MapPoint, Map24, Switchboard and Google use Tele Atlas maps in both Europe and North America.

The Geographical Information Systems (GIS) sector currently represents a small part of total revenues in Europe, but in North America the GDT acquisition added a significant GIS base and market share. Use of Tele Atlas maps provides the basis for much of the government's management of infrastructure in North America. State, local and Federal agencies, major utilities, telecommunication and infrastructure management companies all utilize Tele Atlas map data to support core geographical operations.

Critical services such as E911 in North America increasingly rely on the accuracy of Tele Atlas maps in first-response environments, where lives are frequently at stake and it is critical to get the right people and equipment to the right place in a timely manner.

Database development

Tele Atlas continues improvements in the quality of the database, through investments in new features, expanding coverage, and through updating the database for changes in existing areas.

In 2005 Tele Atlas will add details from more than 20 mostly Eastern European countries, taking the worldwide coverage to over 40 countries. Tele Atlas was the first global player in Poland and has continued this aggressive expansion with data for the Czech Republic and Greece. In the first quarter of 2005, releases of maps for Hungary and the Slovak Republic will be available. Russia and Turkey border the eastern and south-eastern part of this prospering region. In order to meet rising local and international demand, the areas around the capitals of Russia and Turkey will also be mapped by Tele Atlas in the first quarter of 2005. In the second quarter of 2005, Tele Atlas will add the Baltic States, Slovenia, Croatia, Romania, Bulgaria, Serbia & Montenegro, Belarus, Moldavia, Ukraine, Macedonia, Albania and Bosnia & Herzegovina.

In addition to this increased coverage in Eastern Europe, Tele Atlas is expanding its global product offering with the People's Republic of China. A joint venture partnership with SIS (Shanghai Chang Xiang Ltd.) will convert the Chinese map data produced by SIS in order to meet the demands of a broad range of new partners and customers.

In North America, the focus will be on the integration of the databases of Tele Atlas North America and GDT. Comparing the two databases and investigating the differences will provide the highest quality database available for North America. In addition, in 2004 Tele Atlas and Clear Channel Traffic announced that they will begin delivering nationwide traffic information using the RDS/TMC radio system for the top 50 North American markets.

Increasingly, voice recognition is a desirable feature in navigation systems. Tele Atlas has made map-based voice data available for the entire United States and Europe. Tele Atlas' PhonoMultiNet product adds map-based voice data to maps, driving speech-enabled navigation products.

Cost efficient data gathering and production

Tele Atlas continually focuses on improving efficiency in data gathering and production. Rapid updating of the digital map is critical, as typically 20% of the road network in any country is impacted by some change every year. Keeping maps up to date continually challenges map-making skills and Tele Atlas has continued to improve data acquisition and production methods. During 2004 Tele Atlas announced a strategic alliance with Oracle, the world's largest enterprise software company. Tele Atlas also announced "Mobile Mapping", in which a vehicle drives through an area at normal speed, taking video footage for off-line analysis. This unique drive-by approach is far more efficient than any manual survey, cutting costs and increasing coverage and quality.

Tele Atlas' data gathering activities are being further enhanced by lessons learned from GDT. GDT has acquired great experience in the compilation of data from a wide range of partners such as state and local GIS departments, departments of transportation, and the US Postal Service. Tele Atlas is blending the traditional field survey method with the compilation method to ensure the most rapid detection of change available in the market.

Executive Management

During 2004, the senior management team of Tele Atlas was further strengthened with the addition of several new players: Mike Gerling, who was formerly President of GDT, joined as Chief Operating Officer of our North American operations; Jack Reinelt joined as Chief Operating Officer – Europe and Hardie Morgan as Chief Financial Officer. During January of 2005, Bruce Radloff joined as Chief Technology Officer; and Mike Mitsock, as Chief Marketing Officer.

's-Hertogenbosch, March 1, 2005
Alain De Taeye
George Fink

Annual Accounts

Consolidated financial statements 2004

Tele Atlas N.V.

Consolidated statement of operations

(In thousands of euros, except for per share information)	Notes	Year ended December 31, 2004	Year ended December 31, 2003
Revenues		127,682	86,471
Operating expenses			
- cost of purchased material and services		16,527	9,428
- personnel expenses	4	84,115	77,389
- depreciation and amortization		40,832	40,119
- impairment of intangible assets		-	62,000
- other operating expenses	5	47,991	45,140
Total operating expenses		189,465	234,076
- capitalized databases and tools	13	59,695	61,951
Net operating expenses		129,770	172,125
Operating result		(2,088)	(85,654)
Financial income, net	6	(3,494)	(1,102)
Result before income taxes		(5,582)	(86,756)
Income tax	7	5,197	(579)
Net result (loss)		(385)	(87,335)
Net result (loss) per ordinary share (basic)	8	(0.01)	(2.31)
Net result (loss) per ordinary share (diluted)	8	(0.01)	(2.31)

Balance sheet

ASSETS		As at December 31	As at December 31
(in thousands of euros)	Notes	2004	2003
Current assets			
- cash and cash equivalents	9	44,920	9,458
- accounts receivable	10	34,870	13,855
- inventories		571	344
- prepaid expenses and other current assets	11	3,347	2,218
Total current assets		83,708	25,875
Non-current assets			
Tangible fixed assets	12		
- property, plant and equipment		10,131	7,048
Intangible fixed assets	13		
- databases and tools		245,021	183,432
- goodwill		14,549	647
- other		15,648	-
Total intangible fixed assets		275,218	184,079
Deferred tax	7	21, 291	-
Total non-current assets		306,640	191,127
Total assets		**390,348**	**217,002**

EQUITY AND LIABILITIES

(in thousands of euros)	Notes	As at December 31 2004	As at December 31 2003
Current liabilities			
- short term debt and current portion of long term debt	**14**	214	4,244
- shareholders entitlement to potential tax benefits	**17**	2,125	-
- trade accounts payable		10,554	5,351
- income tax payable		1,437	1,337
- accrued expenses and other liabilities	**15**	31,779	21,704
- deferred revenues		1,385	1,810
- financial instruments		-	655
Total current liabilities		47,494	35,101
Non-current liabilities			
- shareholder loans	**16**	-	10,000
- shareholder entitlement to potential tax benefits	**17**	18,161	20,286
- deferred taxes	**7**	21,062	21,447
- pension accrual	**18**	3,761	2,606
- other non-current liabilities		182	48
Total non-current liabilities		43,166	54,387
Shareholders' Equity	**19**		
- ordinary shares, at par € 0.10 (issued 38,013,897 shares)		3,801	3,801
- convertible preferred shares, at par € 0.10 (issued 35,276,329 shares)		3,528	-
- additional paid in capital		452,022	287,251
- treasury shares		(251)	(670)
- foreign currency adjustment recognition of tax assets and changes in financial instruments		(26,885)	(30,304)
- accumulated result (deficit)		(132,142)	(45,229)
- result (loss) current year		(385)	(87,335)
Total equity		299,688	127,514
Total equity and liabilities		**390,348**	**217,002**

Consolidated statement of cash flows

(In thousands of euros)	Notes	Year ended December 31 2004	Year ended December 31 2003
Cash flow from operating activities			
Operating results		(2,088)	(85,654)
Depreciation and amortization		40,832	102,119
Operating result before depreciation and amortization (EBITDA)		38,744	16,465
Changes in other non-current liabilities		904	77
Changes in working capital and other changes	21	(6,594)	5,253
Cash generated from operations		33,054	21,795
Interest paid		(1,206)	(458)
Income tax paid		(642)	(395)
Net cash inflow from operating activities		31,206	20,942
Capitalization of databases and tools		(59,695)	(61,951)
Net cash outflow from operating activities after capitalization databases and tools		(28,489)	(41,009)
Cash flow from investing activities			
Investments in subsidiaries, net of cash acquired		(84,930)	-
Purchase of property and equipment		(6,259)	(3,470)
Net cash outflow from investing activities		(91,189)	(3,470)
Cash flow from financing activities			
Issue of preferred convertible stock		168,299	-
Proceeds from and repayment of long term			
Borrowings		(14,000)	14,000
Exercise of stock options		841	-
Treasury shares acquired		-	(183)
Net cash inflow/(outflow) from financing activities		155,140	13,817
Net increase/(decrease) in cash and cash equivalents		35,462	(30,662)
Cash and cash equivalents at the beginning of the period		9,458	40,120
Cash and cash equivalents at the end of the period	9	44,920	9,458

Consolidated statement of changes in shareholders' equity

(In thousands of euros)	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Share premium	Treasury shares	Foreign currency adjustment	Accumulated deficit	Total
Balance as at December 31, 2002	**3,801**	**-**	**287,251**	**(487)**	**(15,017)**	**(45,213)**	**230,335**
Foreign currency adjustment and changes in valuation of financial instruments	-	-	-	-	(15,287)	-	(15,287)
Exercise of Options	-	-	-	-	-	(16)	(16)
Treasury shares acquired	-	-	-	(183)	-	-	(183)
Net result for 2003	-	-	-	-	-	(87,335)	(87,335)
Balance as at December 31, 2003	**3,801**	**-**	**287,251**	**(670)**	**(30,304)**	**(132,564)**	**127,514**
Issue of preferred shares	-	3,528	164,771	-	-	-	168,299
Foreign currency adjustment	-	-	-	-	(12,267)	-	(12,267)
Recognition of deferred tax on foreign currency difference on intercompany loans	-	-	-	-	15,031	-	15,031
Changes in valuation of financial instruments	-	-	-	-	655	-	655
Exercise of options	-	-	-	419	-	422	841
Net result for 2004	-	-	-	-	-	(385)	(385)
Balance as at December 31, 2004	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**

Please also refer to note 19 of these financial statements.

Notes to the consolidated financial statements

0. Corporate Information

Tele Atlas is a worldwide leading provider of detailed geographic databases. Its products are used in a broad spectrum of applications, ranging from route planners and road maps to advanced location based applications and services.

Tele Atlas N.V. is a stock corporation, incorporated in The Netherlands, with its registered seat in Amsterdam, The Netherlands.

The consolidated financial statements of Tele Atlas N.V. for the year ended December 31, 2004 were authorized for issue in accordance with a resolution of the Supervisory Board on March 1, 2005. Balance sheets are presented before appropriation of results.

1. Summary of significant accounting policies

The principal accounting policies adopted for the preparation of these consolidated financial statements are set out below. The accompanying notes are an integral part of the consolidated financial statements.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as applicable for the financial year 2004 and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

Basis of preparation

The consolidated financial statements are prepared under the historical cost convention, except for (derivative) financial instruments that have been measured at fair value. Assets and liabilities are stated at face value unless indicated otherwise. All amounts are stated in thousands of euros, unless indicated otherwise.

Changes in accounting policies

IFRS 3 Business Combinations

In March 2004, the International Accounting Standards Board issued IFRS 3 Business Combinations. IFRS 3, IAS 36 and IAS 38 (revised 2004) are applicable for business combinations for which the agreement date is on or after 31 March 2004. IFRS 3 prescribes the financial reporting by an entity when it undertakes a business combination. Under IFRS 3, all business combinations are accounted by applying the purchase method, which views the business combination from the perspective of the acquirer. The acquirer allocates the cost of the business combination by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values at acquisition date except for non-current assets that are classified as held for sales which are to be recognized at fair value less cost to sell. Goodwill, being the excess of the cost over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, is recognised as an asset and subsequently carried at cost less any accumulated impairment losses in accordance with IAS 36 Impairment of Assets. IFRS 3 replaces IAS 22 business combinations.

Consolidation principles

The consolidated financial statements include the accounts of Tele Atlas N.V. and all its subsidiaries over which it exercises effective control, after the elimination of all material intercompany transactions and balances. Subsidiaries are consolidated as from the date the parent Company obtains control until such time as control ceases.

The financial statements of subsidiaries are prepared for the same reporting period as those of Tele Atlas N.V., using consistent accounting policies. Adjustments are made to conform any dissimilar accounting policies.

The following fully owned companies are consolidated in the financial statements:
- Bene-Fin B.V. (The Netherlands)
- Tele Atlas Data 's-Hertogenbosch B.V. (The Netherlands)
- Tele Atlas North America Holding B.V. (The Netherlands)
- Tele Atlas Survey B.V. (The Netherlands)
- Tele Atlas Deutschland GmbH (Germany)
- Tele Atlas Data Gent N.V. (Belgium)
- Tele Atlas India Private Ltd (India)
- Tele Atlas North America Inc (United States)
- Geographic Data Technologies Inc (United States)
- Geographic Data Technologies Canada Inc (Canada)
- Tele Atlas Iberia SL (Spain)
- Tele Atlas UK Ltd (United Kingdom)
- Tele Atlas GmbH (Austria)
- Tele Atlas Schweiz AG (Switzerland)
- Tele Atlas France Sarl (France)
- Tele Atlas Italia Srl (Italy)
- Tele Atlas Scandinavia ApS (Denmark)

Foreign currencies

The functional and presentation currency of Tele Atlas N.V. and its subsidiaries in the European Union is the euro (€). Transactions in foreign currencies are accounted for at the exchange rates prevailing as at the transaction date. Assets and liabilities in foreign currencies are translated at exchange rates as at balance sheet date. Gains and losses resulting from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations. However, translation differences on intercompany loans, which have the nature of a permanent investment, are accounted for directly in shareholders' equity. Current and/or deferred tax charges and credits attributable to those translation differences are also dealt with in equity.

The functional currencies of subsidiaries outside the European Union are their respective domestic currencies. As at the reporting date, assets and liabilities are translated into the presentation currency at the exchange rates prevailing at the respective balance sheet dates. Goodwill and fair value adjustments arising on an acquisition of a foreign entity are treated as assets and liabilities of that foreign operation and translated at the closing rate. Income and expenses are translated at average exchange rates for the periods concerned. Resultant translation differences are charged or credited to shareholders' equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation shall be recognised in the statement of operations.

The following exchange rates were applied for the main non-euro currencies:

	Rate as at December 31, 2004	Average rate for the period	Rate as at December 31, 2003
USD	0,7339	0,8086	0,7949
GBP	1,4128	1,4733	1,4188
JPY ('000)	7,0671	7,4759	7,4240
CHF	0,6468	0,6475	0,6414
INR	0,0169	0,1790	0,0175
DKK	0,1344	0,1344	0,1343

Financial instruments

Financial instruments carried in the balance sheet consist of cash and cash equivalents, receivables, trade creditors, liabilities and borrowings. Tele Atlas N.V. uses derivative financial instruments such as foreign exchange contracts to hedge its risks associated with foreign currency fluctuations. It is the Company's policy not to trade in financial instruments.

For the purposes of hedge accounting, hedges are classified into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognized asset or liability; (b) cash flow hedges which hedge exposure to variability in cash flows that is associated with a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the net profit and loss. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the net profit and loss.

In relation to cash flow hedges which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity through the Statement of Changes in Equity and the ineffective portion is recognized in the net profit and loss. When the hedged forecasted transaction affects the profit and loss, the associated gains and losses that had previously been recognized in equity are transferred to the net profit and loss in the same period.

For hedges that do not qualify for special hedge accounting, any gains or losses arising from changes in the fair value of the hedged item and the hedging instrument are taken directly to the net profit and loss for the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. Where the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the net profit and loss for the period.

The fair value of forward exchange contracts is determined through independent appraisals.

Goodwill

Following the introduction of IFRS 3, replacing IAS 22, goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill on acquisitions after 31 March 2004 is not amortized and goodwill already carried on the balance sheet will not be amortized after 1 January 2005. Goodwill already carried on the balance sheet was amortized over 10 years under IAS 22. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of each cash-generating unit, to which the goodwill relates.

Intangible fixed assets

Intangible fixed assets consist of geographic databases, production tools, customer relationships and trademarks. Intangible fixed assets are stated at historical cost, less accumulated amortization. Intangible assets acquired separately are capitalized at cost and from a business acquisition are capitalized at fair value as at the date of acquisition. The cost of capitalized internally generated geographic databases and tools include all production and acquisition costs related to these assets. Indirect costs are also included, if they can be allocated on a reasonable and consistent basis. Intangible assets are amortized on a straight-line basis, based on the estimated economic life of the assets. Databases are amortized over a period of 10 years, after subsequent completion of the database release. Production tools, customer relationships and trademarks are amortized over 5 years.

At each balance sheet date, the Company assesses any indication of impairment of intangible and tangible fixed assets. If any such indication exists, the amount recoverable is estimated, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Tangible fixed assets

Tangible fixed assets consisting of office and computer equipment and other items, are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis. Tangible fixed assets are depreciated, based on their estimated economic life, over 3-5 years.

Inventories

Inventories consisting of CD materials for navigation products are stated at the lower of acquisition price or production cost and net realizable value.

Accounts receivable

Accounts receivable are stated at face value less a valuation allowance for bad debts based on a review of all amounts outstanding as at year-end. An estimate for doubtful debts is made when the collection of the full amount is no longer probable.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term deposits, which are held to maturity. They are stated at face value.

Leases

Finance leases, which transfer to the group substantially all the risk and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Provisions

Provisions are recognised when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the statement of operations net of any reimbursement.

Post employment benefits

Tele Atlas has pension plans in the various countries where it operates. In most countries, a defined contribution plan is operated, limiting the employers' legal or constructive obligation to the amount it agrees to contribute during the period of employment. These contributions are charged to the statement of operations in the year to which they relate.

In Germany, Tele Atlas operates a defined benefit plan. Accumulated obligations are carried as pension liabilities in the balance sheet and are based on actuarial calculations, using a discount rate of 4.7%, an assumed rate of salary increase of 3.0% and German mortality rates. Benefits paid are deducted from this liability, while additions are charged to the statement of operations.

In Italy all employees are paid a staff leaving indemnity on termination of their employment. Each year, the Group accrues an amount for each employee, based in part on the employee's remuneration and in part on the revaluation of amounts previously accrued. The indemnity has the characteristics of a defined contribution obligation and is an unfunded, but fully provided, liability.

The cost of providing benefits under the plans is determined separately for each plan. Actuarial gains and losses are recognized as income or expense immediately.

Share Capital

Ordinary share capital is recognized at the fair value of the consideration received by the Company. When equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares. As treasury shares are delivered from equity, the Company applies the FIFO method in determining the amount to be credited to equity.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The Company generates the majority of its revenues by licensing the geographic content and various additional characteristics of its database to customers. Licensing takes the form of selling products (generally CDs or DVDs) to end users for perpetual use, or licensing of the geographic content and various additional characteristics of the database to customers for a fixed period of time. Licensing to end-users for infinite use may be through the direct sale of products to these customers or through partners (often application developers). Revenue on these sales is recognized in the period when products are sold to the end-user. Where the geographic content and various additional characteristics of the database are licensed to customers for a fixed period of time, revenue will often depend on the use of the data by the customer, as reported by the customer or, when data are sold through a partner, by the partner. Royalty agreements often contain minimum royalty amounts and arrangements for upgrading the data. Revenue in these cases is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise. Depending on the revenue characteristics of the related agreement, revenue on these royalty agreements is recognized upfront or over the period of the agreement.

Government grants and subsidies

Grants and subsidies are recognized when there is reasonable assurance that the grant or subsidy will be received and all attaching conditions will be complied with. Grants or subsidies generally relate to expense items and are matched with the expenses which they intend to compensate.

Financial income and expenses

Interest income and interest expenses are recognized on an accrual basis.

Income taxes

Income tax expense is computed on the pre-tax income for financial accounting purposes. Deferred tax assets and liabilities are recognized for all temporary differences. Deferred tax assets, including assets arising from tax loss carry-forwards, however, are recognized only to the extent that it is probable that a taxable profit will be available against which such temporary differences or tax loss carry-forwards can be utilized.

Deferred tax is provided for using the liability method, on temporary differences arising from the different treatment of items for financial accounting and taxation purposes, which are expected to reverse in the future. Deferred tax is calculated at actual tax rates.

Use of estimates

The preparation of Tele Atlas N.V.'s consolidated financial statements requires management to make estimates and assumptions that influence the reported amounts in the financial statements. Actual results might differ from those estimates.

2. Segment Information

Tele Atlas' primary reporting format is geographical segments and its secondary format is business segments. The geographical segments are based on the location of the assets, however with respect to revenues on location of the customers. The following table shows the revenue and profit information for these two (geographical) segments for the years ended December 31, 2003 and 2004 and certain asset and liability information as at those dates. Operating expenditure by the Company's production location in India is allocated to the respective regions based on the database projects concerned.

	Europe		North America		Corporate and other		Total	
(In thousands of euros)	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	98,692	78,435	28,990	8,036	-	-	127,682	86,471
Operating result	16,327	3,735	(18,415)	(89,389)	-	-	(2,088)	(85,654)
Total assets (excluding cash balances)	189,405	170,953	134,732	36,591	21,291	-	345,428	207,544
Total liabilities	35,533	27,840	12,350	3,924	42,777	57,070	90,660	88,834
Capital expenditure (including internally generated databases and tools)	36,422	31,200	29,532	34,369	-	-	65,954	65,569
Depreciation, amortization	30,322	28,098	10,510	12,021	-	-	40,832	40,119

Business Segments

The Company operates in one line of business, split up in the following categories:

(In thousands of Euros)	2004	2003
Navigation products	61,322	58,493
GIS/GEO and LBS products	66,360	27,978
	127,682	**86,471**

3. Business Combination

On July 6, 2004 the Company acquired 100% of the share capital of Geographic Data Technologies Inc. (GDT), through its subsidiary Tele Atlas North America Inc., GDT, a private company based in Lebanon, New Hampshire, USA, is a digital map company that is focused on the North American market. Based on their unaudited financial statements GDT generated for the fiscal year ended March 31, 2004, revenues of $43.5 million and reported an EBITDA of $6.5 million. This compares with $38.5 million in revenues and a $2.7 million EBITDA-loss for the prior year ended March 31, 2003. Tele Atlas expects to realize significant cost savings with the combination of its operations in North America with GDT.

The fair values of the identifiable assets and liabilities of GDT as at the date of the acquisition were:

	($000)	(€000)
Databases	52,652	43,335
Customer relationships	22,550	18,560
Trademarks	1,140	938
Tangible fixed assets	2,864	2,357
Trade receivables	4,349	3,579
Accrued royalty revenue	4,321	3,556
Prepaid expenses and other receivables	1,246	1,026
Investments	7	6
	89,129	73,357
Trade payables	(1,382)	(1,137)
Bank overdrafts / line of credit	(2,100)	(1,728)
Accruals and other liabilities	(3,823)	(3,147)
	(7,305)	(6,012)
Fair value of net assets	81,824	67,345
Goodwill arising on acquisition	19,351	15,927
	101,175	83,272
Consideration:		
Paid in cash	100,000	82,305
Costs associated with the acquisition	1,175	967
	101,175	83,272

From the date of acquisition GDT has contributed approximately €15.7 million to revenues of the combined entity. No information is available on operating expenses and profit or loss of GDT for this period as activities were merged from the date of acquisition.

The carrying amounts of each of the identifiable assets and liabilities, determined in accordance with IFRS immediately before the combination are not available as GDT's accounts were based on US GAAP. For the same reason, information regarding revenue and profit or loss for the combined GDT/TANA entity of the year 2004 as though the acquisition date had been January 1, 2004 is also not available.

4. Personnel expenses

(In thousands of euros)	Year ended December 31, 2004	Year ended December 31, 2003
Permanent employee expenses:		
- wages and salaries	63,740	57,978
- social security costs	12,922	13,071
- pension costs	2,607	1,368
- other (including recruitment and training costs)	3,500	2,872
Total permanent employee expenses	82,769	75,289
Temporary employee expenses	1,346	2,100
Total personnel expenses	**84,115**	**77,389**

Pension costs consist of the cost of defined contribution plans of €1,322 (2003: €957) and of defined benefit plans of €1,285 (2003: €411). The cost for defined benefit plans includes interest of €130 (2003: €95). The 2004 service costs were €371 whereas actuarial losses amounted to €784. For the countries in which defined benefit plans are used, the split between service costs and actuarial gains and losses up to and including 2003 was not available.

The total remuneration of the two statutory directors of Tele Atlas N.V. for the 2004 financial year amounted to €908. The remuneration of four statutory directors including severance pay for one director for the financial year 2003 amounted to €1,434.

At December 31, 2004 the Tele Atlas Group employed 1,952 persons.

5. Other operating expenses

(In thousands of euros)	Year ended December 31, 2004	Year ended December 31, 2003
Housing, IT and communication cost	12,531	14,263
Marketing	6,587	6,553
Source material	4,154	3,087
Outsourcing cost	5,161	4,825
Travel and other cost	19,558	16,412
Total	**47,991**	**45,140**

6. Financial income and expenses

(In thousands of euros)	Year ended December 31, 2004	Year ended December 31, 2003
Interest expenses	(1,026)	(365)
Other financial expenses	(635)	(512)
Currency translation gains/(losses)	(1,833)	(225)
Total	**(3,494)**	**(1,102)**

7. Income tax

Major components of income tax expense for the years ended December 31, 2004 and 2003 are:

(In thousands of euros)	Year ended December 31, 2004	Year ended December 31, 2003
Current income tax	(1,358)	(730)
Adjustments in respect of current income tax of previous years	(90)	(630)
Deferred income tax relating to origination and reversal of temporary differences	(1,314)	241
Recognition of tax asset not previously recognized	7,679	-
Adjustments in respect of deferred income tax of previous year	280	540
Income tax benefit/(charge)	**5,197**	**(579)**

Deferred tax assets relate to future benefits from tax loss carry forwards in The Netherlands, to the extent that it is likely that these benefits will occur. Movements in deferred tax assets are as follows:

(In thousands of euros)	Year ended December 31, 2004	Year ended December 31, 2003
Balance as at January 1,	-	-
Additions to/deductions from deferred tax assets	21,291	-
Balance as at December 31,	**21,291**	-

Tax losses in The Netherlands include losses caused by changes in the exchange rates on intercompany loans denominated in USD. Under IFRS, these exchange losses have been accounted for in equity. Consequently, the related tax benefit, amounting to €15,031 as at December 31, 2004 has also been accounted for in equity.

Deferred tax liabilities relate mainly to temporary differences in relation to the valuation of databases in Germany and Belgium. Movements in deferred tax liabilities are as follows:

(In thousands of euros)	As at December 31, 2004	As at December 31, 2003
Balance as at January 1,	21,447	21,688
Additions to/deductions from deferred tax liabilities	(385)	(241)
Balance as at December 31,	**21,062**	**21,447**

The Company's tax balances consist of:

(In thousands of euros)	As at December 31, 2004	As at December 31, 2003
Deferred income tax asset	21,291	-
Current income tax liability	(1,437)	(1,337)
Deferred income tax liability	(21,062)	(21,447)
Total	**(1,208)**	**(22,784)**

As at December 31, 2004 Tele Atlas N.V. and its subsidiaries had remaining tax loss carry forwards amounting to €127.0 million net of temporary differences (2003: €127.2 million), mainly in The Netherlands and the USA for which no tax asset has been recognized yet.

8. Net result per share

Basic earnings (loss) per share are calculated by dividing the net result for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding (adjusted for treasury shares) during the year. The weighted average number of ordinary shares outstanding during 2004 was 37,716,789.

Diluted earnings (loss) per share are calculated by dividing the net result attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of dilutive convertible preferred shares, warrants and options to the extent that these options have vested, unless the result of such calculation would be anti-dilutive.

Since in 2003 and 2004 the net result of the group was negative the effect of adjusting the number of shares for the convertible preferred shares, and options would be anti-dilutive and consequently diluted earnings per share equals basic earnings per share.

9. Cash and cash equivalents

(In thousands of euros)	As at December 31, 2004	As at December 31, 2003
Cash at bank and on hand	3,507	6,910
Short term bank deposits	41,413	2,548
Total	**44,920**	**9,458**

10. Accounts receivable

(In thousands of euros)	As at December 31, 2004	As at December 31, 2003
Affiliated companies	-	1,487
Trade accounts receivable	26,840	11,564
Unbilled royalty revenue	8,030	804
Total	**34,870**	**13,855**

11. Prepaid expenses and other current assets

Other receivables consist of VAT recoverable, prepaid insurances, advances and other prepaid expenses.

12. Tangible fixed assets

(In thousands of euros)	Office and computer equipment	Other	Total
Net book value as at January 1, 2003	7,601	3,029	10,630
Additions	2,982	488	3,470
Depreciation	(5,150)	(1,296)	(6,446)
Exchange differences	(395)	(211)	(606)
Net book value as at December 31, 2003	5,038	2,010	7,048
Net book value as at January 1, 2004	5,038	2,010	7,048
Acquisition of subsidiary	1,662	695	2,357
Additions	5,148	1,111	6,259
Depreciation	(3,861)	(1,306)	(5,167)
Exchange differences	(245)	(121)	(366)
Net book value as at December 31, 2004	**7,742**	**2,389**	**10,131**
Cumulative cost as at January 1, 2004	27,832	5,604	33,436
Less: accumulated depreciation as at January 1, 2004	(22,794)	(3,594)	(26,388)
Net book value as at January 1, 2004	***5,038***	***2,010***	***7,048***
Cumulative cost as at December 31, 2004	32,050	6,191	38,241
Less: accumulated depreciation as at December 31, 2004	(24,308)	(3,802)	(28,110)
Net book value as at December 31, 2004	**7,742**	**2,389**	**10,131**

13. Intangible fixed assets

(In thousands of euros)	Databases and Tools	Goodwill	Other	Total
Net book value as at January 1, 2003	208,405	24,401	-	232,806
Additions	61,951	-	-	61,951
Amortization	(30,375)	(3,297)	-	(33,672)
Impairment	(45,091)	(16,909)	-	(62,000)
Exchange differences	(11,458)	(3,548)	-	(15,006)
Net book value as at December 31, 2003	183,432	647	-	184,079
Net book value as at January 1, 2004	183,432	647	-	184,079
Acquisition of subsidiary	43,335	15,927	19,482	78,744
Additions	59,695	-	-	59,695
Amortization	(33,464)	(299)	(1,902)	(35,665)
Exchange differences	(7,977)	(1,726)	(1,932)	(11,635)
Net book value as at December 31, 2004	**245,021**	**14,549**	**15,648**	**275,218**
Cumulative cost as at January 1, 2004	346,683	31,153	-	377,836
Less: accumulated amortization as at January 1, 2004	(118,160)	(13,597)	-	(131,757)
Less: accumulated impairment losses as at January 1, 2004	(45,091)	(16,909)	-	(62,000)
Net book value as at January 1, 2004	**183,432**	**647**	**-**	**184,079**
Cumulative cost as at December 31, 2004	441,736	45,354	17,550	504,640
Less: accumulated amortization as at December 31, 2004	(159,246)	(13,896)	(1,902)	(175,044)
Less: accumulated impairment losses as at December 31, 2004	(37,469)	(16,909)	-	(54,378)
Net book value as at December 31, 2004	**245,021**	**14,549**	**15,648**	**275,218**

(In thousands of euros)	2004	2003
Additions to databases and tools can be broken down as follows:		
- source material acquired	4,154	3,087
- internally generated databases and tools	55,541	58,864
Total additions to databases	**59,695**	**61,951**

Impairment testing of indefinite lived goodwill

Goodwill acquired through the acquisition of GDT has been allocated to the North American region as a Cash Generating unit as defined under IAS 36. The carrying amount of goodwill as at December 31, 2004 was $19,351 (€14,201).

The recoverable value of the region has been determined based on a value in use calculation. Cash flow projections covering a period of ten years and a terminal value were developed by the Company. Management believes that this planning horizon is justified taking into account the long term nature of investments in its business. Projected pre-tax cash flows were discounted using Weighted Average Cost of Capital of 27%, which was based on an industry average capital structure.

The key assumptions on which management has based its cash flow projections to undertake the impairment testing of goodwill are as follows:

- revenue growth has been based on historic performance and detailed revenue planning for 2005. For subsequent years, growth is based on expected market growth and the expected development of Tele Atlas North America's market share.
- growth of cost of goods sold and sales related expenses has been estimated based on revenue growth.
- growth of other costs, including costs related to the database, has been estimated taking into account the expected cost savings resulting from the integration of GDT in the North American Tele Atlas organization, future plans in improving the database and expected cost of living increases.

14. Short term debt and current portion of long term debt

In 2003, the Company entered into a multi purpose bank facility, with a limit of €10.0 million. The facility was to be used in overdraft or money market loans and was secured by a pledge on certain assets of the Company. As per 31 December 2003, €4.0 million had been drawn on this facility. In 2004, overdrafts were repaid and the facility was cancelled.

15. Accrued expenses and other liabilities

Accrued expenses and other liabilities relate mainly to liabilities in respect of source material acquired, holiday allowances, royalties to third parties, returned products.

16. Shareholders Loans

During 2003, the Company entered into a loan agreement with Robert Bosch GmbH and International Asset Management B.V. (each 50%). The total amount which could be borrowed under this agreement was €10.0 million. The loan had an interest rate of 11.5% and was repayable after 3 years. In 2004, the loan was repaid in full and the agreement was terminated.

17. Shareholder entitlement to potential tax benefits

This relates to a contingent loan from International Asset Management (I.A.M.) B.V. which was granted further to the legal restructuring of the Tele Atlas Group in January, 2000. The loan is based on the potential tax benefits to the Tele Atlas Group of the tax depreciable base of intangible fixed assets as at December 31, 1999. Repayment of the loan is contingent upon the realization of these tax benefits over a 10-year period. Any remaining balance payable after this period will be forgiven. The loan does not bear interest. The total amount of the loan, assuming full realization of the tax benefits, using currently prevailing tax rates, is €33 million. The amount carried on the balance sheet represents the liability to IAM to the extent that it is likely that benefits will be realized. As per December 31, 2004 €2,125 was due under this loan agreement.

18. Pension accrual

Movements in pension liabilities were as follows:

(In thousands of euros)	As at December 31, 2004	As at December 31, 2003
Balance as at January 1,	2,606	2,241
Charged/released to statement of operations	1,285	411
Utilized	(130)	(46)
Balance as at December 31,	**3,761**	**2,606**

19. Shareholders' equity

Ordinary Share Capital

On May 27, 2004 the Meeting of Shareholders resolved to amend the Articles of Association of the Company, resulting in an increase of the total authorized number of ordinary shares to 200,000,000 (December 31, 2003: 100,000,000) with a value of €0.10 each. This amendment became effective on July 6, 2004. As at December 31, 2004 38,013,897 ordinary shares had been issued and fully paid up. As at December 31, 2004 the Company held 122,322 ordinary shares as treasury stock.

Convertible Preferred A Shares

On May 27, 2004 the Meeting of Shareholders resolved to amend the Articles of Association of the Company, resulting in the creation of a new class of shares: preferred A shares. Each preferred A share is convertible into one ordinary share without further payment. The preferred A shares pay the same dividend, if any, as ordinary shares but are senior in liquidation preference. The prior approval of the meeting of holders of preferred A shares is required before the general meeting of shareholders may pass resolutions on certain matters, such as issuing new shares or rights to acquire shares, the limitation or exclusion of preemptive rights of shareholders, the acquisition by the Company of its own shares or the reduction of issued share capital, any distribution to shareholders or ordinary shares and amendments to the Company's articles. This amendment became effective on July 6, 2004.

The total authorized number of convertible preferred A shares as at December 31, 2004 was 100,000,000 with a value of €0.10 each. On May 27, 2004 the Meeting of Shareholders approved the issue of 35,276,329 convertible preferred shares. Convertible preferred shares were issued and paid up on July 6, 2004.

Warrants

On May 27, the Meeting of Shareholders approved the issue of 7,055,264 warrants, each for the purchase of one convertible preferred A share at a purchase price of €5.00. Warrants were issued on July 6, 2004. They are exercisable at any time until July 6, 2009.

Stock options

In 2000 the Company adopted its Stock Option Plan 2000 under which options to purchase ordinary shares of the Company's stock may be granted to employees of the Company, its present and future subsidiaries and affiliated companies, and to other individuals designated by the Management Board and approved by the Supervisory Board to receive such options for their contributions to the growth and success of the Company and its subsidiaries. Options granted under the Stock Option Plan 2000 are exercisable immediately on the date of the grant, at an exercise price equal to the fair market value of the underlying shares of the Company on the date of the grant. Options granted under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee, within a five year period as from the date of the grant, or, upon the optionee's death and with the approval of the Management Board, by his successors within three months from the date of the optionee's demise.

In 2003, the Company adopted a new stock option plan for executive management. Under this plan, options were granted to four Management Board members to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period which started on September 1, 2003 and ends on September 30, 2005. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee over a period of five years from the date of grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his demise. In connection with the acceptance of the options under this new plan, two Management Board members agreed not the exercise options which had been granted to them under the stock option plan 2000.

At the beginning of 2004, the Company formalized a stock option plan for employees. The plan provides for employees to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period which started at the date of the grant and ends September 30, 2005. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee over a period of five years from the date of the grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his demise. In connection with the acceptance of the options under this new plan, a number of employees agreed not to exercise options which had previously been granted to them under the stock option plan 2000.

During the Company's Annual General Meeting held on May 27, 2004, the Company's shareholders approved an increase in the ordinary shares available for employee stock plans to an amount equal to ten percent of the Company's fully diluted shares (assuming exercise of all outstanding warrants and options). This increase became effective upon the closing of the financing on July 6, 2004. A new plan was approved which provides for the granting to employees and consultants of the Company of the right to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period as determined in the option agreement with the optionee. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by or on behalf of the optionee over a period not to exceed ten years from the date of the grant.

Stock option activity during 2004 is as follows:

(In thousands of euros)	January 1, 2004	Granted	Exercised	Forfeited	December 31, 2004	Granted and vested December 31, 2004	Expiry date
2000 Employee Plan	468,413	0	(111,557)	(64,565)	292,291	292,291	2005-2008
2003 Executive Plan	634,000	0	(34,000)	0	600,000	450,000	2008
2003 Employee Plan	0	624,152	(79,584)	(75,416)	469,152	359,364	2009
2004 Plan	0	4,084,566	(575)	0	4,083,991	543,071	2014
Total	**1,102,413**	**4,708,718**	**(225,716)**	**(139,981)**	**5,445,434**	**1,644,726**	
- Weighted Av Exercise Price	2,43	5,34	3,78	4,34	4,84	3,74	

Tele Atlas uses the intrinsic value accounting method for share awards under which there is no charge to earnings for employee stock option awards (because the exercise price equals the market value of the shares on the date of grant), and the dilutive effect of outstanding options is reflected as additional share dilution in the computation per share.

20. Financial instruments

Financial risk management objectives and policies

The Company is exposed to market risk, including changes in currency exchange rates and uses derivatives in connection with its risk management activities. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign currency risk

The Company carries out a significant proportion of its business in US dollars. The primary purpose of the Company's hedging activities is to protect its net cash flow in US dollars against the volatility in the rate of the US dollar against the Group currency, the Euro. In 2004 the Company used purchased currency options with a maturity of less than twelve months.

Credit risk

Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. It is the Company's policy to enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Company does not expect to incur material credit losses on its risk management or other financial instruments.

Derivative financial instruments

Starting 2001, the Company adopted IAS 39, Financial Instruments: Recognition and Measurement. The standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedging instruments must be adjusted to fair value through income. If the derivative is a hedging instrument, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in a separate component of equity until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

At December 31 2004, no derivative financial instruments were included in the balance sheet (2003: negative €655) The amount that was recognized in equity during 2004 was €0. The amount that was removed from equity and reported in the Statement of Operations in 2004 was negative €655.

Net fair values

The carrying value of the financial assets and liabilities disclosed in the balance sheet is approximately equal to their fair value on account of the short maturity of these assets and liabilities.

Credit risk exposures

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event of the counterparties' failure to perform their obligations as of December 31, 2004 in relation to each class of recognized financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract of arrangement. The Company's maximum credit risk exposure for derivative instruments is as follows: Foreign exchange contracts – the full amount of the foreign currency the Company will be required to pay or purchase when settling the forward exchange contracts, should the counterparties not pay the currency they are committed to deliver to the Company. As of December 31, 2004, the notional principal amounts for foreign exchange contracts was €0.

Significant concentrations of credit risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is significant in relation to the Company's total credit exposure. The Company's portfolio of financial instruments is broadly diversified along industry, product and geographic lines, and transactions are entered into with diverse creditworthy counterparties, thereby mitigating any significant concentration of credit risk.

21. Statement of cash flows

Changes in working capital represent changes in current assets, excluding cash and cash equivalents, and in current liabilities, excluding income taxes payable.

22. Commitments and contingent liabilities

Contingent liabilities

Tele Atlas N.V. and its subsidiaries are, from time to time, party to litigation arising in the normal course of business.

As at December 31, 2004 there were no significant cases, which had not been provided for in the financial statements.

Operating lease commitments

Tele Atlas N.V. leases facilities, cars and certain computer equipment under operating leases (the lessor effectively retains substantially all the risks and benefits of ownership of the leased items). As at December 31, 2004, the minimum annual lease commitments based on contractually agreed lease terms were as follows:

(In thousands of Euros)	
Within one year	8,344
After one year but no more than five years	14,147
More than five years	4,025

Rental expenditure for the year ended December 31, 2004 amounted to €8,975

Finance lease commitments

The group has finance lease for cars. The net book value of the assets related to these leases is €319. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments as at December 31, 2004 are as follows:

(In thousands of Euros)	Minimum payments	Present value of payments
Within one year	195	186
After one year but no more than 5 years	112	95
Total minimum lease payments	307	
Less amounts representing finance charges	26	
Present value of minimum lease payments	281	281

Source material commitments

As at December 31, 2004 Tele Atlas N.V. had commitments in relation to the acquisition of source material of €2,335, of which €1,245 arises in 2005.

23. Related party transactions

Transactions were carried out with related parties in connection with the sales of navigation products. These transactions are carried out on an arm's length basis. Purchases by related parties accounted for 20% of the Company's sales in 2004.

24. Shareholders positions of Corporate Bodies

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and vested share options in Tele Atlas N.V. as at 31 December, 2004:

Statutory Directors Tele Atlas N.V.	Shares	Vested Options
Alain De Taeye	28,369	312,500
George Fink	7,700	312,500

Supervisory Board	Shares	Vested Options
Wim Dik	300	-
Bandel Carano	-	-
Charles Cotton	-	-
Holger von Hebel	-	-
Peter Morris	-	-
George Schmitt	-	-
Joost Tjaden	8,563	-

Reitscheweg 7f
NL-5232 BX 's-Hertogenbosch
the Netherlands

Phone: +31 73 640 21 21
Fax: +31 73 640 21 22
E-mail: investor.relations@teleatlas.com
Tele Atlas on the Internet: www.teleatlas.com

Other Information

Independent auditors' report

Introduction

We have audited the consolidated financial statements of Tele Atlas N.V., 's-Hertogenbosch, and its subsidiaries for the year 2004, which comprise the consolidated income statement, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and the related notes, prepared in accordance with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Eindhoven, March 1, 2005

Ernst & Young Accountants

Apropriation of results

Pursuant to Article 18 of the Articles of Association, the Company may make distributions only to shareholders insofar as its shareholders' equity exceeds the amount of its paid up capital, increased by reserves, which shall be kept by virtue of the law. The profit appearing from the profit and loss account adopted by the meeting of shareholders shall be at the disposal of the meeting of shareholders. Any resolution to distribute profit to shareholders is subject to the prior approval of the meeting of preferred A shares outstanding.

Where a dividend is declared or a distribution from general reserves is made such dividend or distribution will allocated between the class of ordinary shares and the class of preferred A shares as if the preferred A shares had already been converted into ordinary shares.

Losses for the year are deducted from the accumulated result.

Tele Atlas

Reitscheweg 7f
NL-5232 BX 's-Hertogenbosch
the Netherlands

Phone: +31 73 640 21 21
Fax: +31 73 640 21 22
E-mail: investor.relations@teleatlas.com
Tele Atlas on the Internet: www.teleatlas.com